

February 23, 2015

Paul J. Lytle
Chief Financial Officer
Peregrine Pharmaceuticals, Inc.
14282 Franklin Avenue
Tustin, CA 92780

      Re: Peregrine Pharmaceuticals, Inc.
              Form 10-K
              Filed July 14, 2014
              File No. 001-32839

Dear Mr. Lytle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Integrated Biomanufacturing Subsidiary, page 44

1. We note Customer A accounted for 91%, 81%, and 44% of your contract manufacturing revenues for 2014, 2013, and 2012 respectively, and that contract manufacturing represents substantially all of your revenues for these periods. Please identify Customer A as requested by Item 101(c)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast at (202) 551-3613 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffery P. Riedler
Assistant Director

cc: Via E-Mail
        Mark R. Ziebell, Esq.